                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              Halsey Drug Co., Inc.
           -----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   4063691087
           -----------------------------------------------------------
                                 (CUSIP Number)

                                Michael Weisbrot
                          170 S. Warner Rd., Suite 106
                                 Wayne, PA 19087
                            Tel. No.: (610) 688-6393
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 6, 2004
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


-------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

 ----------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael and Susan Weisbrot
 ----------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)  [ ]
          (b)  [x]

 ----------------------------------------------------------------------------

   3.     SEC USE ONLY

 ----------------------------------------------------------------------------

   4.     SOURCE OF FUNDS*

          PF
 ----------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
 ----------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
 -----------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
  NUMBER OF                    3,651,593*
  SHARES              --------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                     0
  EACH                --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
  PERSON WITH                  3,651,593*
                      --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               0
 -----------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,651,593*
 -----------------------------------------------------------------------------

  12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [ ]
 -----------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.9%
 -----------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON*

          IN
 -----------------------------------------------------------------------------

* Includes 2,839,605 shares of common stock issuable upon conversion of convertible senior secured debentures issued by the Company to the Reporting Person.

                                  SCHEDULE 13D

Item 1.   Security and Issuer.

          This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Shares"), of Halsey Drug Co., Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 616 N. North Court, Suite 120, Palatine, Illinois 60067.

Item 2.   Identity and Background.

          (a) This Schedule 13D is being filed by Michael and Susan Weisbrot, each an individual (the "Reporting Person").

          (b)  170 S. Warner Rd., Suite 106, Wayne, PA 19087

          (c)  Personal investing for his own account

          (d) During the five years prior to the date hereof, neither Michael nor Susan Weisbrot have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) During the five years prior to the date hereof, neither Michael nor Susan Weisbrot were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Michael and Susan Weisbrot are a citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          Personal funds

Item 4.   Purpose of Transaction.

          Personal investment

Item 5.   Interest in Securities of the Issuer.

          (a) The Reporting Person is a beneficial owner of 3,651,593 Shares constituting 14.9% of the outstanding capital stock of the Company.

          (b) The Reporting Person has sole voting power and dispositive power with respect to 3,651,593 Shares constituting 14.9% of the outstanding capital stock of the Company.

                                  SCHEDULE 13D

          (c) Reporting Person has participated in the following transactions relating to shares of the Issuer's Common Stock during the past sixty (60) days:

               Transaction Date     Number of Shares      Transaction Type     Price Per Share
               ----------------     ----------------    --------------------   ---------------
               February 6, 2004        1,115,619        Private Placement(1)      $.1285

               (1) Represents shares underlying convertible senior secured debentures issued February 6, 2004 in the principal amount of $143,357.

          (d) No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares owned by the Reporting Person.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          N/A

Item 7.   Material to be filed as Exhibits

          N/A


                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2004                               /s/ Michael Weisbrot
                                                     ------------------------
                                                     Michael Weisbrot


                                                     /s/ Susan Weisbrot
                                                     ------------------------
                                                     Susan Weisbrot